December 3, 2024

Thomas E. Wirth
Chief Financial Officer
Brandywine Operating Partnership, L.P.
2929 Arch Street, Suite 1800
Philadelphia, PA 19104

       Re: Brandywine Operating Partnership, L.P.
           Form 8-K Filed May 07, 2024
           File No. 000-24407
Dear Thomas E. Wirth:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance